SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2008

Commission File Number: 1-07294

KUBOTA CORPORATION

(Translation of registrant’s name into English)

2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Results of Operations for the three months ended June 30, 2008 (Wednesday, August 6, 2008)

Contact: IR Group Kubota Corporation 2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka 556-8601, Japan Phone : +81-6-6648-2645 Facsimile : +81-6-6648-2632

FOR IMMEDIATE RELEASE (WEDNESDAY, AUGUST 6, 2008)

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED

JUNE 30, 2008 REPORTED BY KUBOTA CORPORATION

OSAKA, JAPAN, August 6, 2008 — Kubota Corporation reported its consolidated results of operations for the three months ended June 30, 2008 today.

Consolidated Financial Highlights

1. Consolidated results of operations for the three months ended June 30, 2008

(1) Results of operations	(In millions of yen and thousands of U.S. dollars except per American Depositary Share (“ADS”) amounts)
	Three months ended Jun. 30, 2008			% (*)	Three months ended Jun. 30, 2007	% (*)
Revenues		¥261,887		(2.7)	¥269,021	6.3
	[$	2,470,632	]
Operating income		¥34,550		(9.5)	¥38,185	(1.4)
	[$	325,943	]
Income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income (loss) of affiliated companies		¥37,467		(12.4)	¥42,762	6.4
	[$	353,462	]
Net income		¥20,037		(16.5)	¥23,993	7.0
	[$	189,028	]
Net income per ADS
Basic		¥78.29			¥92.90
	[$	0.74	]
Diluted		¥78.29			¥92.90
	[$	0.74	]

Note : (*) represents percentage change from the corresponding period in the prior year.

(2) Financial position	(In millions of yen and thousands of U.S. dollars except per ADS amounts)
	Jun. 30, 2008			Mar. 31, 2008
Total assets		¥1,429,976		¥1,464,270
	[$	13,490,340	]
Shareholders’ equity		¥644,748		¥648,097
	[$	6,082,528	]
Ratio of shareholders’ equity to total assets		45.1%		44.3%
Shareholders’ equity per ADS		¥2,523.30		¥2,530.45
	[$	23.80	]

Kubota Corporation

and Subsidiaries

2. Cash dividends

	(In millions of yen except per ADS amounts)
	Cash dividends per ADS
	Interim	Year end	Total
Year ended March 31, 2008	¥30.00	¥40.00	¥70.00
Year ending March 31, 2009	Not decided	Not decided	Not decided

3. Anticipated results of operations for the year ending March 31, 2009

	(In millions of yen except per ADS amounts)
	Six months ending September 30, 2008	% (*)	Year ending March 31, 2009	% (*)
Revenues	¥555,000	(1.1)	¥1,120,000	(3.0)
Operating income	¥60,000	(20.1)	¥110,000	(19.6)
Income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies	¥60,000	(21.3)	¥110,000	(10.3)
Net income	¥33,000	(23.3)	¥63,000	(7.4)
Net income per ADS	¥128.85		¥246.00

Note : (*) represents percentage change from the corresponding period in the prior year.

Please refer to page 5 for further information related to the above mentioned anticipated results of operations.

4. Other information

(1) Changes in number of material subsidiaries: No

(2) Adoption of simplified accounting procedures or specific accounting procedures for consolidated quarterly financial statements: Yes

(3) Changes in accounting principles, procedures, and presentations for consolidated financial statements
a) Changes due to the revision of accounting standards: Yes
b) Changes in matters other than a) above: No
Please refer to “4. Other information” on page 5.

(4) Number of shares outstanding including treasury stock as of June 30, 2008	:	1,285,919,180
Number of shares outstanding including treasury stock as of March 31, 2008	:	1,285,919,180
Number of treasury stock as of June 30, 2008	:	8,341,409
Number of treasury stock as of March 31, 2008	:	5,315,673
Weighted average number of shares outstanding during the three months ended June 30, 2008	:	1,279,587,653
Weighted average number of shares outstanding during the three months ended June 30, 2007	:	1,291,494,640

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company’s markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company’s ability to continue to gain acceptance of its products.

Kubota Corporation

and Subsidiaries

1. Review of Operations and Financial Condition

1. Review of operations

(1) Summary of the results of operations for the three months under review

For the three months ended June 30, 2008, revenues of Kubota Corporation and subsidiaries (collectively “the Company”) decreased ¥7.1 billion (2.7%), to ¥261.9 billion from the corresponding period in the prior year, due to declining overseas revenues in Internal Combustion Engine & Machinery, while the domestic revenues were almost the same level as the corresponding period in the prior year.

In the domestic market, revenues increased ¥0.1 billion (0.1%), to ¥116.7 billion from the corresponding period in the prior year. Revenues in Internal Combustion Engine & Machinery increased due to sales increase of farm equipment and engines, even though sales of construction machinery declined. Revenues in Pipes, Valves, and Industrial Castings slightly decreased from the corresponding period in the prior year. Sales of ductile iron pipes and plastic pipes increased, however sales of industrial casting decreased. Revenues in Environmental Engineering increased, however revenues in Other decreased.

In overseas markets, revenues decreased ¥7.2 billion (4.7%), to ¥145.2 billion from the corresponding period in the prior year. Revenues in Internal Combustion Engine & Machinery decreased, mainly due to declined sales of tractor. Revenues in Pipes, Valves, and Industrial Castings increased due to sales increase of ductile iron pipes and steel pipes. Sales of pumps decreased in Environmental Engineering, while sales of construction increased.

Operating income decreased ¥3.6 billion (9.5%), to ¥34.6 billion from the corresponding period in the prior year. Operating income in Internal Combustion Engine and Machinery increased in spite of the appreciation of yen against U.S. dollars. Operating income in Pipes, Valves, and Industrial Castings decreased owing to sharp price hike of raw materials, while deficit in Environmental Engineering decreased due to an increase in revenues. Operating income in Other decreased due to decreased sales of vending machines.

Income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income (loss) of affiliated companies decreased ¥5.3 billion (12.4%), to ¥37.5 billion.

Income taxes were ¥15.0 billion (representing an effective tax rate of 40.1%), and net amount of minority interests in earnings of subsidiaries and equity in net income (loss) of affiliated companies to deduct was ¥2.4 billion. As a result, net income was ¥20.0 billion, ¥4.0 billion (16.5%) lower than the corresponding period in the prior year.

(2) Review of operations by industry segment

1) Internal Combustion Engine and Machinery

Revenues in Internal Combustion Engine and Machinery were ¥196.6 billion, 3.1% lower than the corresponding period in the prior year, comprising 75.0% of consolidated revenues. Domestic revenues increased 3.2%, to ¥59.4 billion, and overseas revenues decreased 5.6%, to ¥136.9 billion. This segment comprises farm equipment, engines and construction machinery.

In the domestic market, adverse market condition remained owing to sharp price hike of fuel and fertilizer, while investment will among some farmers began to show signs of improvement affected by activities of improving food self-sufficiency rate. In this circumstance, the Company was able to increase its revenues steadily due to an increase in market share by way of the active introduction of new products and aggressive promotional sales activity. Sales of engines increased steadily due to expansion of sales to domestic manufacturers of construction and industrial machinery. On the other hand, sales of construction machinery decreased affected by inflating oil price and strict examination of requests for construction permits which was brought by the partial revision of the Building Standards Law.

In overseas markets, sales of tractors decreased. Revenues in North America decreased due to the stagnation of the housing related markets in the U.S. and the appreciation of yen against U.S. dollars. In Asia outside Japan, revenues in Thailand continued to expand largely, and revenues in Europe increased steadily. As for engine, sales remained almost the same level as the corresponding period in the prior year offset by the appreciation of yen against U.S. dollars. As for construction machinery, revenues in North America decreased due to the deterioration of the market, while revenues in Europe expanded.

Kubota Corporation

and Subsidiaries

2) Pipes, Valves, and Industrial Castings

Revenues in Pipes, Valves, and Industrial Castings increased 3.7%, to ¥39.8 billion from the corresponding period in the prior year, comprising 15.2% of consolidated revenues. Domestic revenues increased 1.3%, to ¥32.8 billion, and overseas revenues increased 16.5%, to ¥6.9 billion. This segment comprises pipes and valves (ductile iron pipes, spiral welded steel pipes, plastic pipes, and valves), and industrial castings.

In the domestic market, sales of ductile iron pipes increased from the corresponding period in the prior year. Sales of plastic pipes also increased in spite of the decline in demand. Sales of industrial castings decreased substantially due to sales decrease of ductile tunnel segment, although sales of products for steel and petrochemical industries continued to increase.

In overseas markets, sales of industrial castings such as reformer tubes for petrochemical industries were almost the same level as the corresponding period in the prior year, while sales of ductile iron pipes in the Middle East increased.

3) Environmental Engineering

Revenues in Environmental Engineering increased 19.6%, to ¥9.4 billion from the corresponding period in the prior year, comprising 3.6% of consolidated revenues. Domestic revenues increased 27.9%, to ¥8.6 billion, and overseas revenues decreased 28.4%, to ¥0.8 billion. This segment consists of environmental control plants and pumps.

In the domestic market, sales of the Water & Sewage Engineering products, the Waste Engineering products increased, however sales of pumps decreased.

In overseas markets, sales of submerged membrane system increased, while sales of pumps decreased.

4) Other

Revenues in Other decreased 18.8%, to ¥16.4 billion from the corresponding period in the prior year, comprising 6.2% of consolidated revenues. Domestic revenues decreased 20.4%, to ¥15.9 billion, and overseas revenues increased 133.5%, to ¥0.5 billion. This segment comprises vending machines, electronic-equipped machinery, air-conditioning equipment, construction, septic tanks and other business.

Sales of vending machine decreased in this segment due to the decreased demand for cigarettes-vending machine with the function of age-identification, for which the temporary demand was very high level in the prior year.

2. Financial condition

(1) Assets, liabilities and shareholders’ equity

Total assets at the end of June 2008 decreased ¥34.3 billion (2.3%) compared with those at the end of March 2008. As for assets, inventories increased. Other investments also increased largely due to an increase in unrealized gains on securities. On the other hand, cash and cash equivalents decreased. Short- and long-term finance receivables also decreased due to a decrease in yen amount of U.S. dollar-denominated finance receivables converted by stronger yen. In addition, deferred tax liabilities increased and resulted in an increase in other long-term liabilities due to an increase in unrealized gains on securities. Interest-bearing debt and trade notes and accounts payable also decreased. Shareholders’ equity ratio was 45.1%, 0.8 percentage points higher than the prior year end.

Kubota Corporation

and Subsidiaries

(2) Cash flows

Net cash used in operating activities during the three months under review was ¥17.5 billion. An increase in inventories and other current assets exceeded net income.

Net cash used in investing activities was ¥5.3 billion. Although purchases of fixed assets were ¥6.8 billion, an amount of collection of finance receivables exceeded an amount of increase in finance receivables and reduced net cash used in investing activities

Net cash provided by financing activities was ¥12.6 billion. An increase in debt and borrowings exceeded dividend payments and purchases of treasury stock.

As a result, including the effect of exchange rate, cash and cash equivalents at the end of June 2008 were ¥75.3 billion, a decrease of ¥13.5 billion from the prior year-end.

3. Prospect for the fiscal year under review

The forecasts of the anticipated results of operations for the year ending March 31, 2009, which were announced on May 13, 2008, remain unchanged.

The forecasts are based on the assumption of an exchange rate of ¥101=US$1

4. Other information

(1) Changes in number of material subsidiaries

None

(2) Adoption of simplified accounting procedures or specific accounting procedures for consolidated quarterly financial statements

Income tax expense for the three months ended June 30, 2008 was calculated using reasonably estimated annual effective tax rate for this fiscal year.

(3) Changes in accounting principles, procedures and presentations for consolidated financial statements

1) Changes due to the revision of accounting standards

The Company has adopted SFAS No. 157, “Fair Value Measurements”. This statement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurement. The adoption of this statement did not have a material impact on the Company’s consolidated result of operations and financial position.

2) Changes in matters other than 1) above.

None

(4) Assumptions for going concern

None

Kubota Corporation

and Subsidiaries

Consolidated Balance Sheets

Assets	(In millions of yen)
	Jun. 30, 2008		Mar. 31, 2008		Change Amount	Jun. 30, 2007
	Amount	%	Amount	%		Amount	%
Current assets:
Cash and cash equivalents	75,281		88,784		(13,503)	70,578
Notes and accounts receivable	270,700		277,937		(7,237)	291,942
Short-term finance receivables-net	98,150		113,409		(15,259)	99,355
Inventories	218,060		206,220		11,840	204,862
Other current assets	131,793		136,288		(4,495)	139,612

Total current assets	793,984	55.5	822,638	56.2	(28,654)	806,349	53.6

Investments and long-term finance receivables	351,823	24.6	350,491	23.9	1,332	406,753	27.1

Property, plant, and equipment	230,503	16.1	238,073	16.3	(7,570)	239,077	15.9

Other assets	53,666	3.8	53,068	3.6	598	51,585	3.4

Total	1,429,976	100.0	1,464,270	100.0	(34,294)	1,503,764	100.0

Liabilities and Shareholders’ Equity	(In millions of yen)
	Jun. 30, 2008		Mar. 31, 2008		Change Amount	Jun. 30, 2007
	Amount	%	Amount	%		Amount	%
Current liabilities:
Short-term borrowings	119,103		113,087		6,016	142,613
Notes and accounts payable	191,653		212,274		(20,621)	214,710
Other current liabilities	117,039		128,124		(11,085)	124,032
Current portion of long-term debt	60,459		65,976		(5,517)	67,106

Total current liabilities	488,254	34.1	519,461	35.5	(31,207)	548,461	36.5

Long-term liabilities:
Long-term debt	176,604		183,945		(7,341)	153,971
Accrued retirement and pension costs	41,136		43,790		(2,654)	18,524
Other long-term liabilities	38,170		25,747		12,423	61,219

Total long-term liabilities	255,910	17.9	253,482	17.3	2,428	233,714	15.5

Minority interests	41,064	2.9	43,230	2.9	(2,166)	38,239	2.5

Shareholders’ equity:
Common stock	84,070		84,070		—	84,070
Capital surplus	93,150		93,150		—	93,150
Legal reserve	19,539		19,539		—	19,539
Retained earnings	433,716		423,927		9,789	391,765
Accumulated other comprehensive income	20,603		31,177		(10,574)	95,039
Treasury stock	(6,330)		(3,766)		(2,654)	(213)

Total shareholders’ equity	644,748	45.1	648,097	44.3	(3,349)	683,350	45.5

Total	1,429,976	100.0	1,464,270	100.0	(34,294)	1,503,764	100.0

Kubota Corporation

and Subsidiaries

Consolidated Statements of Income

	(In millions of yen)
	Three months ended Jun. 30, 2008		Three months ended Jun. 30, 2007		Change		Year ended Mar. 31, 2008
	Amount	%	Amount	%	Amount	%	Amount	%
Revenues	261,887	100.0	269,021	100.0	(7,134)	(2.7)	1,154,574	100.0
Cost of revenues	184,609	70.5	188,152	70.0	(3,543)	(1.9)	824,093	71.4
Selling, general, and administrative expenses	42,502	16.2	42,875	15.9	(373)	(0.9)	192,935	16.7
Loss (gain) from disposal and impairment of businesses and fixed assets	226	0.1	(191)	(0.1)	417	—	671	0.0

Operating income	34,550	13.2	38,185	14.2	(3,635)	(9.5)	136,875	11.9

Other income (expenses):
Interest and dividend income	2,178		2,018		160		4,472
Interest expense	(445)		(502)		57		(986)
Gain on sales of securities-net	16		151		(135)		704
Valuation loss on other investments	(706)		(19)		(687)		(6,715)
Foreign exchange gain (loss) -net	2,431		3,540		(1,109)		(9,043)
Other-net	(557)		(611)		54		(2,730)

Other income (expenses), net	2,917		4,577		(1,660)		(14,298)

Income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income (loss) of affiliated companies	37,467	14.3	42,762	15.9	(5,295)	(12.4)	122,577	10.6

Income taxes	15,013		16,500		(1,487)		48,044
Minority interests in earnings of subsidiaries	2,144		2,101		43		6,790
Equity in net income (loss) of affiliated companies	(273)		(146)		(127)		94

Income from continuing operations	20,037	7.7	24,015	8.9	(3,978)	(16.6)	67,837	5.9
Income (loss) from discontinued operations, net of taxes	—		(22)		22		189

Net income	20,037	7.7	23,993	8.9	(3,956)	(16.5)	68,026	5.9

	(In yen)
Basic earnings per ADS (5 common shares):	78.29		92.90				264.00
Diluted earnings per ADS (5 common shares):	78.29		92.90				264.00

Kubota Corporation

and Subsidiaries

Consolidated Statements of Cash Flows

(In millions of yen)
Three months ended Jun. 30, 2008
Operating activities:
Net income	20,037
Depreciation and amortization	7,593
Valuation loss on other investments	706
Minority interests in earnings of subsidiaries	2,144
Deferred income taxes	4,657
Increase in notes and accounts receivable	(2,691)
Increase in inventories	(24,699)
Increase in other current assets	(15,728)
Decrease in trade notes and accounts payable	(5,080)
Decrease in income taxes payable	(3,409)
Increase in other current liabilities	1,358
Decrease in accrued retirement and pension costs	(2,611)
Other	245

Net cash used in operating activities	(17,478)
Investing activities:
Purchases of fixed assets	(6,838)
Proceeds from sales of property, plant, and equipment	583
Increase in finance receivables	(35,465)
Collection of finance receivables	36,544
Other	(138)

Net cash used in investing activities	(5,314)
Financing activities:
Proceeds from issuance of long-term debt	15,765
Repayments of long-term debt	(11,562)
Net increase in short-term borrowings	21,290
Cash dividends	(10,248)
Purchases of treasury stock	(2,567)
Other	(105)

Net cash provided by financing activities	12,573
Effect of exchange rate changes on cash and cash equivalents	(3,284)

Net decrease in cash and cash equivalents	(13,503)
Cash and cash equivalents at beginning of period	88,784

Cash and cash equivalents at end of period	75,281

Note:	The Company did not disclose the consolidated statement of cash flows in its earning release for the three months ended June 30, 2007.

Kubota Corporation

and Subsidiaries

Consolidated Segment Information

(1) Information by industry segments

Three months ended June 30, 2008

	(In millions of yen)
	Internal Combustion Engine & Machinery	Pipes, Valves, & Industrial Castings	Environmental Engineering	Other	Total	Corporate & Eliminations	Consolidated
Revenues
Unaffiliated customers	196,310	39,777	9,441	16,359	261,887	—	261,887
Intersegment	—	50	65	3,202	3,317	(3,317)	—
Total	196,310	39,827	9,506	19,561	265,204	(3,317)	261,887
Cost of revenues and operating expenses	158,163	39,078	11,183	18,598	227,022	315	227,337
Operating income (loss)	38,147	749	(1,677)	963	38,182	(3,632)	34,550

Three months ended June 30, 2007

	(In millions of yen)
	Internal Combustion Engine & Machinery	Pipes, Valves, & Industrial Castings	Environmental Engineering	Other	Total	Corporate & Eliminations	Consolidated
Revenues
Unaffiliated customers	202,617	38,376	7,891	20,137	269,021	—	269,021
Intersegment	6	36	17	3,202	3,261	(3,261)	—
Total	202,623	38,412	7,908	23,339	272,282	(3,261)	269,021
Cost of revenues and operating expenses	165,235	34,793	9,969	20,851	230,848	(12)	230,836
Operating income (loss)	37,388	3,619	(2,061)	2,488	41,434	(3,249)	38,185

(2) Information by geographic segments

Three months ended June 30, 2008

	(In millions of yen)
	Japan	North America	Europe	Asia	Other Areas	Total	Corporate & Eliminations	Consolidated
Revenues
Unaffiliated customers	125,626	71,501	33,588	27,515	3,657	261,887	—	261,887
Intersegment	77,594	2,924	1,095	336	—	81,949	(81,949)	—
Total	203,220	74,425	34,683	27,851	3,657	343,836	(81,949)	261,887
Cost of revenues and operating expenses	185,826	65,962	30,800	23,827	3,017	309,432	(82,095)	227,337
Operating income	17,394	8,463	3,883	4,024	640	34,404	146	34,550

(3) Overseas revenues

Three months ended June 30, 2008

	(In millions of yen)
	North America	Europe	Asia	Other Areas	Total
Overseas revenues	70,976	34,104	31,744	8,361	145,185
Consolidated revenues					261,887
Ratio of overseas revenues to consolidated revenues	27.1%	13.0%	12.1%	3.2%	55.4%

Notes:

The consolidated segment information, which is required under the regulations of the Financial Instruments and Exchange Act of Japan, is not consistent with accounting principles generally accepted in the United States of America.

The segment previously classified as “Other Areas” was separately reported into “Asia” and “Other Areas” for the three months ended June 30, 2008.

The Company did not disclose information by geographic segments and overseas revenues in its earning release for the three months ended June 30, 2007.

Kubota Corporation

and Subsidiaries

Consolidated Statements of Shareholders’ Equity

	(In millions of yen)
	Shares of common stock outstanding (thousands)	Shareholders’ Equity
		Common stock	Capital surplus	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total
Balance at March 31, 2008	1,280,604	84,070	93,150	19,539	423,927	31,177	(3,766)	648,097

Net income					20,037			20,037
Other comprehensive loss						(10,574)		(10,574)
Cash dividends, ¥40 per ADS					(10,248)			(10,248)
Purchases of treasury stock	(3,026)						(2,564)	(2,564)

Balance at June 30, 2008	1,277,578	84,070	93,150	19,539	433,716	20,603	(6,330)	644,748

Kubota Corporation

and Subsidiaries

Consolidated Revenues by Industry Segment

	(In millions of yen)
	Three months ended Jun. 30, 2008		Three months ended Jun. 30, 2007		Change		Year ended Mar. 31, 2008
	Amount	%	Amount	%	Amount	%	Amount	%
Farm Equipment and Engines	170,259	65.0	176,906	65.8	(6,647)	(3.8)	677,074	58.6

Domestic	54,671		51,953		2,718	5.2	218,828
Overseas	115,588		124,953		(9,365)	(7.5)	458,246
Construction Machinery	26,051	10.0	25,711	9.5	340	1.3	116,580	10.1

Domestic	4,719		5,593		(874)	(15.6)	29,488
Overseas	21,332		20,118		1,214	6.0	87,092
Internal Combustion Engine & Machinery	196,310	75.0	202,617	75.3	(6,307)	(3.1)	793,654	68.7

Domestic	59,390	22.7	57,546	21.4	1,844	3.2	248,316	21.5
Overseas	136,920	52.3	145,071	53.9	(8,151)	(5.6)	545,338	47.2
Pipes and Valves	29,166	11.1	25,856	9.6	3,310	12.8	151,846	13.2

Domestic	27,126		24,731		2,395	9.7	144,949
Overseas	2,040		1,125		915	81.3	6,897
Industrial Castings	10,611	4.1	12,520	4.7	(1,909)	(15.2)	49,753	4.3

Domestic	5,709		7,686		(1,977)	(25.7)	26,100
Overseas	4,902		4,834		68	1.4	23,653
Pipes, Valves, & Industrial Castings	39,777	15.2	38,376	14.3	1,401	3.7	201,599	17.5

Domestic	32,835	12.5	32,417	12.1	418	1.3	171,049	14.8
Overseas	6,942	2.7	5,959	2.2	983	16.5	30,550	2.7
Environmental Engineering	9,441	3.6	7,891	2.9	1,550	19.6	70,878	6.1

Domestic	8,613	3.3	6,734	2.5	1,879	27.9	64,934	5.6
Overseas	828	0.3	1,157	0.4	(329)	(28.4)	5,944	0.5
Building Materials & Housing	1,571	0.6	1,988	0.7	(417)	(21.0)	9,931	0.9

Domestic	1,571		1,988		(417)	(21.0)	9,931
Other	14,788	5.6	18,149	6.8	(3,361)	(18.5)	78,512	6.8

Domestic	14,293		17,937		(3,644)	(20.3)	78,006
Overseas	495		212		283	133.5	506
Other	16,359	6.2	20,137	7.5	(3,778)	(18.8)	88,443	7.7

Domestic	15,864	6.1	19,925	7.4	(4,061)	(20.4)	87,937	7.7
Overseas	495	0.1	212	0.1	283	133.5	506	0.0
Total	261,887	100.0	269,021	100.0	(7,134)	(2.7)	1,154,574	100.0

Domestic	116,702	44.6	116,622	43.4	80	0.1	572,236	49.6
Overseas	145,185	55.4	152,399	56.6	(7,214)	(4.7)	582,338	50.4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KUBOTA CORPORATION

Date: August 12, 2008	By:	/s/ Shigeru Kimura
	Name:	Shigeru Kimura
	Title:	Director,
General Manager of Finance & Accounting Department